UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSTAL BALLOT NOTICE

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information concerning the distribution of a postal ballot notice (the “Notice”) by electronic mode to the Company’s equity shareholders. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On February 28, 2025, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) of the Notice sent to the Company’s shareholders relating to the remote e-voting process for (i) the re-appointment of Mr. Deepak M. Satwalekar as an Independent Director of the Company, (ii) the approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004, and (iii) the approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies. A copy of such letter to the Exchanges is attached to this Form 6-K as Item 99.1. The Notice was also provided to JPMorgan Chase Bank, N.A., the Company’s depositary, to prepare the voting instruction card to be distributed to registered holders of the Company’s American Depositary Receipts, a copy of which is attached to this Form 6-K as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: March 4, 2025

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated February 28, 2025.

99.2	Voting Instruction Card.